EXHIBIT F
www.equitytransfer.com

Jennifer Tan
Officer, Client Services
 Telephone: 416.361.0930 ext. 269
Email: jtan@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 13, 2004

Dear Sir or Madam:

RE:     METALLICA RESOURCES INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on May 11, 2004.

1.	Proxy

2.	Notice of Annual Meeting of Shareholder and Management Information Circular.

3.	Annual Report 2003

4.	Supplemental Mailing List Request Form

5.	Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC.